Massey Energy Company

4 North 4th Street

Richmond, Virginia 23219

December 23, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Anne Parker
Branch Chief, Division of Corporation Finance

Re:	Massey Energy Company

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 1, 2010

File No. 001-07775

Dear Ms. Parker:

I am writing to follow up on the message our outside counsel David Carter left today with Tracey McNeil of the Staff. As described in that message, I am requesting an extension to respond to the Staff’s comment letter dated December 10, 2010 regarding the Staff’s comment to Massey Energy Company’s Form 10-K for the Fiscal Year Ended December 31, 2009.

We request an extension to respond no later than January 7, 2011.

We appreciate your cooperation. Please direct any questions to the undersigned at (804) 788-1812 or to David Carter at (804) 697-1253.

Sincerely,

/s/ Richard R. Grinnan
Richard R. Grinnan
Vice President and Corporate Secretary

cc:	Tracey McNeil

David Carter